May 19, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald E. Field
Susan Block
Effie Simpson
Jean Yu

Re:	ProNAi Therapeutics, Inc.

  Draft Registration Statement on Form S-1

  Submitted April 8, 2015

  CIK No. 0001290149

Ladies and Gentlemen:

We are submitting this letter on behalf of ProNAi Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 5, 2015 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001290149) confidentially submitted to the Commission on April 8, 2015 (the “Registration Statement”). Confidential Draft No. 2 of the Registration Statement (“Draft No. 2”) is being confidentially submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery four copies of Draft No. 2 in paper format, which have been marked to show changes from the draft Registration Statement as originally submitted. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company acknowledges the Staff’s comment and advises the Staff that, while the Company does not currently intend to include any additional pictures or graphics in the Registration Statement, in the event it does so, it will provide the Staff with mock-ups of any pages that include any new pictures or graphics.

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2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

Prospectus Summary, page 1

Overview, page 1

3.	We note your disclosure in the second risk factor on page 11 that your only product candidate, PNT2258, is in the early stage of development. Please revise the first paragraph to provide similar disclosure. Please clarify in the summary any FDA or other regulatory approvals you have received to do your clinical trials, if applicable. Also, please disclose in one of the opening paragraphs that you do not currently have any products in the market and that before you can legally distribute and market your products you must receive regulatory approvals, such as from the FDA or similar regulatory agencies, and you have not yet received any such regulatory approvals. Please also briefly mention the potentially lengthy process you may need to undertake before you can get any products through clinical trials and to the market.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2 and 86 of Draft No. 2 and has added disclosure regarding the regulatory approval process and the need for approval before marketing and selling a product under the heading “Prospectus Summary—Risks Related to Our Business” beginning on page 4 of Draft No. 2.

4.	Please revise this section to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also disclose in one of the opening paragraphs that you have not generated revenue and have incurred losses since inception. Please also revise to disclose your cash on hand as of the most recent practicable date and your monthly “burn rate” post-offering. Additionally, please revise to quantify the amounts needed to continue operations and to fund your planned clinical trials as detailed on page 3. Please also revise the risk factor on page 15 and the Future Capital Requirements section on page 67 accordingly.

U.S. Securities and Exchange Commission

May 19, 2015

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 16, 54 and 69 of Draft No. 2. Additionally, under the heading “Prospectus Summary—Risks Related to Our Business” beginning on page 4 of Draft No. 2, the Company has added disclosure regarding the failure to generate revenue into the bullet addressing the incurrence of losses and has added a new bullet addressing the Company’s auditor’s going concern opinion. The Company respectfully advises the Staff it does not believe that an estimate of the Company’s average monthly cash burn rate post-offering is material to an investment decision since the Company has added disclosure on pages 3, 16, 54 and 69 of Draft No. 2 regarding the period of time that it expects to be able to fund its currently planned operations with its current cash, cash equivalents, short-term investments and net proceeds from the offering. Furthermore, the Company cannot reliably estimate its monthly cash expenditures in a manner that would be appropriate for public disclosure in the Registration Statement, as it anticipates there will be unpredictable month-to-month variations in such expenditures as, among other things, trials are initiated, patients are enrolled and a number of other factors occur that are out of the Company’s control. The Company believes that disclosing the length of time it expects its current cash and expected net proceeds from the offering to fund its operating plan is more informative and helpful to investors than trying to estimate a monthly cash burn.

Our Lead Product Candidate: PNT2258, page 2

5.	Please refer to the third paragraph. We note your disclosure that you may seek “accelerated registration paths” and may apply for “orphan drug, breakthrough therapy, fast track or other regulatory designations.” Please revise to add balancing language that PNT2258 has not obtained any accelerated registration approval or regulatory designation and there is no guarantee that PNT2258 will obtain any accelerated registration approval or regulatory designation in the future.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Draft No. 2.

6.	Please refer to the third and fourth paragraphs. We note your development program anticipates one ongoing and four planned Phase 2 trials for PNT2258. Please revise to briefly discuss the costs and time required to complete each trial. To the extent that you will need additional funds to complete these trials, please revise to make that clear.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 54 and 86 of Draft No. 2. The Company respectfully advises the Staff that the amount, allocation and timing of its actual expenditures will depend upon numerous factors, including the results of the Company’s research and development efforts, the timing and success of patient enrollment and clinical trials and the timing of regulatory submissions. Further, it is not possible to provide reliable cost and time estimates for the combination and single-agent trials without a study protocol that determines the specific indication, the line of therapy, the number of patients, the

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number of sites and the specific tests. In light of this variability and potential unknown regulatory requirements, the Company cannot determine the additional funds that it will need to complete these trials and any estimates would be speculative and misleading to investors.

7.	We note your disclosure on page 63 that the “expected net proceeds from this offering, together with [your] exiting cash and cash equivalents and short-term investments, will not be sufficient for [you] to complete development of [your] lead product candidate.” Please revise the fifth paragraph to provide similar disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Draft No. 2.

8.	Please indicate in this section that the other product candidates that you are developing are based on technology similar to PNT2258, so any issues you may face may also apply to your other product candidates, as you disclose on page 12.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Draft No. 2.

Maximize the Global Commercial Value of PNT2258, page 4

9.	Please revise this bullet to disclose your license agreements with Marina and Novosom to include briefly discussing the associated milestone and royalty payments.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Draft No. 2.

Risk Factors, page 11

If we fail to obtain additional capital, page 15

10.	Please refer to the second paragraph. Please include in a separate risk factor, with its own separate subheading, that your auditors have issued a going concern opinion on your audited financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of Draft No. 2.

If we encounter difficulties enrolling patients in our clinical trials, page 16

11.	We note that you currently have one ongoing trial, Wolverine, that your first patient was enrolled in December of 2014 and that the trial calls for 60 patients. Please advise regarding the current status of patient enrollment for the Wolverine trial and update your disclosure, as may be applicable.

U.S. Securities and Exchange Commission

May 19, 2015

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Draft No. 2. The Company respectfully advises the Staff that it believes the most pertinent information for prospective investors is the timing of the safety and efficacy data that results as a consequence of patient enrollment, rather than a specific enrollment metric, which is subject to constant revision and is often out of the Company’s control. The Company has revised the disclosure throughout Draft No. 2 to indicate that the enrollment pattern in the Wolverine trial currently remains consistent with the number the Company estimates will be necessary to report safety and efficacy data by mid-2016.

If we fail to comply with our obligations under any license, page 45

12.	We note your disclosure on pages 62 and 63 that you will owe Marina certain milestone payments and royalty payments in connection with DNAi product candidates other than PNT2258 and that you will owe Novosom certain milestone payments and royalty payments in connection with PNT2258. Please revise this risk factor to disclose these milestone and royalty payments so that investors can assess the discussed risk.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Draft No. 2.

Use of Proceeds, page 53

13.	Please refer to the second paragraph and the disclosed principal purposes for which the net proceeds will be used. Please revise to quantify the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. Also, to the extent practicable, please indicate the anticipated amount of the use of proceeds for each of the phases of the trials listed in the first bullet point or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 54 of Draft No. 2. The Company advises the Staff that it has left spaces for the approximate amount it intends to spend on each purpose, which disclosure will be completed in a future amendment to the Registration Statement once that information becomes available.

14.	We note your disclosure here that you plan to use certain of the net proceeds to “make significant investments in the clinical and manufacturing activities related to PNT2258” to include supporting ongoing and future trials. To the extent material amounts of other funds are necessary to accomplish this purpose, please revise to state the amounts of other funds needed to accomplish this purpose and the sources thereof. Please also revise the other disclosed principal purpose bullets accordingly. Refer to Instruction 3 of Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it cannot accurately estimate the amount of additional funds that will be necessary to complete all of the clinical and manufacturing activities related to PNT2258. As described in the response to Comment 6, the amount, allocation and timing of the Company’s actual expenditures related to

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May 19, 2015

clinical development of PNT2258 will depend upon numerous factors, many of which are out of the Company’s control, and it is not possible to provide meaningful cost and time estimates for the combination and single-agent trials without a final clinical study protocol. The Company has revised the disclosure on page 54 of Draft No. 2 to leave spaces for the approximate amount of the net proceeds it intends to spend to fund clinical and manufacturing activities related to PNT2258, which disclosure will be completed in a future amendment to the Registration Statement once that information becomes available.

Management’s Discussion and Analysis of Financial Condition, page 62

Overview, page 62

15.	We note your disclosure on pages 62 and 63 that you will owe Marina certain royalty payments in connection with DNAi product candidates other than PNT2258 and that you will owe Novosom certain royalty payments in connection with PNT2258. In both cases with respect to royalty payments, your disclosure indicates that these are low single-digit royalties. Please revise to specifically quantify these royalty payments or advise. Please also revise the License and Payment Agreements section on page 90 accordingly.

The Company respectfully requests that it not be required by the Staff to specifically quantify the percentage royalty payment that it is obligated to pay on net sales of product candidates. Disclosure of the specific royalty rate would result in competitive harm to the Company, Marina and Novosom. Royalty rates vary considerably from one license agreement to another and reflect the bargaining power of the parties. The royalty rates under the license and payment agreements with Marina and Novosom were the subject of rigorous negotiation between the Company and Marina and Novosom. Disclosure of the specific royalty rates could impact current and future negotiations between the Company, Marina or Novosom and any future collaborators, as such parties would have the ability to command more favorable terms than they might otherwise without knowledge of such royalty rates. This would have a material adverse impact on the Company’s, Marina’s and Novosom’s competitive position by compromising their positions in negotiations with future partners and weakening their respective ability to command improved economic terms.

The Company also respectfully advises the Staff that while disclosure of the specific royalty rate would significantly harm the Company, Marina and Novosom, it would not enhance an investor’s understanding of the risks associated with the Company’s business. The material terms of license agreement with Marina and the payment agreement with Novosom are set forth in the Registration Statement, and such agreements will be filed as exhibits to the Registration Statement. In the Registration Statement, the Company describes the royalty rates as being in the “low single digits,” which implies that they fall within the narrow range of 1% to 4%. The Company believes that in light of the fulsome disclosure it has provided in the Registration Statement regarding the material terms of its relationships with Marina and Novosom, disclosure of the specific royalty rates would add little to an understanding of the Company or the risks associated with its business. Additionally, in our experience, when such terms appear in agreements that are filed as exhibits

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to registration statements or periodic or current reports, the Staff will customarily grant confidential treatment for such terms in accordance with Staff Legal Bulletin No. 1 (with Addendum), provided such royalty rates are expressed in the disclosure describing such agreements as a range within 10%.

Business, page 74

16.	Please expand this section to provide more detail regarding the timeline and steps involved in developing, obtaining regulatory approval and commercializing PNT2258, including anticipated costs for each step. To the extent additional financing is needed, and may not be available, please also make that clear.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 54 and 86 of Draft No. 2. Additionally, as discussed in the response to Comments 6 and 14, the Company respectfully advises the Staff that it is unable to accurately estimate the amount of its actual expenditures related to the development of PNT2258.

Status of Our Clinical Development Program, page 83

17.	Please indicate the geographic location of these trials, such as the United States.

In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Draft No. 2.

Clinical Development Strategy, page 87

PNT2258-03 Wolverine Trial in Relapsed or Refractory DLBCL, page 88

18.	Please revise to discuss in greater detail the costs and time required to complete this trial. In this regard, we note that you anticipate multiple clinical data read-outs over the next 12 to 24 months. We also note that you are looking to collect data on 60 patients and that timing could be affected by patient enrollment. Please revise to include enough detail so investors can clearly understand the costs and time required to complete this trial. Please also revise the descriptions of your other planned trials accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 16, 54 and 69 of Draft No. 2. As discussed in the response to Comments 6 and 14, the Company respectfully advises the Staff that it is unable to accurately estimate the amount and timing of its actual expenditures and clinical activities related to the clinical development of PNT2258.

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May 19, 2015

Government Regulation, page 94

FDA Approval Process, page 94

19.	Please discuss where you are in the FDA approval process. Please revise this section to clarify the status of your existing IND, including FDA approval, and whether such IND covers all of your planned trials as discussed on page 3.

In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Draft No. 2.

20.	Please revise this section to disclose your current cost and time estimate of obtaining FDA approval for PNT2258.

In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Draft No. 2. The Company also refers the Staff to its responses to Comments 6, 14 and 18.

Principal Stockholders, page 120

21.	Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Company has revised the principal stockholder table and related footnotes on pages 124, 125 and 126 of Draft No. 2 to provide the required information under Item 403 of Regulation S-K as of March 31, 2015.

Description of Capital Stock, page 123

22.	Please refer to the first paragraph. Please delete the phrase “and to the applicable provisions of Delaware law” from the last sentence.

The Company deleted the phrase “and to the applicable provision of Delaware law” from the last sentence of the first paragraph on page 127 of Draft No. 2.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

cc:

Nick Glover, Chief Executive Officer

Angie You, Chief Business & Strategy Officer

Sukhi Jagpal, Chief Financial Officer

ProNAi Therapeutics, Inc.

Stephen Graham, Esq.

James Evans, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Charlie Kim, Esq.

David Peinsipp, Esq.

Div Gupta, Esq.

Cooley LLP